                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

              ----------------------------------------------------


                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        AIRNET COMMUNICATIONS CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  00941 P 10 6
                                  ------------
                                 (CUSIP Number)

                                October 30, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]     Rule 13d-1(b)

         [X]     Rule 13d-1(c)

         [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------


--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harris Corporation, a Delaware corporation
          I.R.S. Identification Number 34-0276860

--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
          Not Applicable                                             (b) |_|

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY



--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Corporation organized under the laws of the State of Delaware.

--------- ----------------------------------------------------------------------
                                      5      SOLE VOTING POWER
             NUMBER OF
              SHARES                         - 0 -
           BENEFICIALLY        -------------------------------------------------
             OWNED BY                 6      SHARED VOTING POWER
               EACH
             REPORTING                       3,612,708
              PERSON           -------------------------------------------------
               WITH                   7      SOLE DISPOSITIVE POWER

                                             - 0 -

                               -------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             3,612,708

--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,612,708 Shares

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                           |_|

          Not Applicable

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          15.1%

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO

--------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          VFC Capital, Inc., a Delaware corporation
          I.R.S. Identification Number 52-2029396

--------- ----------------------------------------------------------------------

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
          Not Applicable                                                (b) |_|

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY



--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Corporation organized under the laws of the State of Delaware.

-------------------------------- -----------------------------------------------
                                      5      SOLE VOTING POWER
             NUMBER OF
              SHARES                         - 0 -
           BENEFICIALLY
             OWNED BY            -----------------------------------------------
               EACH                   6      SHARED VOTING POWER
             REPORTING
              PERSON                         3,612,708
               WITH
                                 -----------------------------------------------
                                      7      SOLE DISPOSITIVE POWER

                                             - 0 -

                                 -----------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             3,612,708

--------- ----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,612,708 Shares

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|

          Not Applicable

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          15.1%

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          CO

--------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------


ITEM 1(a)         NAME OF ISSUER:

                  Airnet Communications Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  100 Rialto Place, Suite 300, Melbourne, Florida 32901

ITEM 2(a)         NAME OF PERSON FILING:

                  This statement is being filed by Harris Corporation. VFC Capital, Inc. is a wholly-owned subsidiary of Harris Corporation and the record owner of the shares of Common Stock of Airnet Communications Corporation.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1025 West NASA Boulevard, Melbourne, Florida 32919

ITEM 2(c).        CITIZENSHIP:

                  Corporation organized under the laws of the State of Delaware

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share.

ITEM 2(e).        CUSIP NUMBER:

                  00941 P10 6

ITEM 3.           NOT APPLICABLE

ITEM 4.           OWNERSHIP:

                  (a)      Amount beneficially owned:

                           3,612,708 Shares

                  (b)      Percent of class:

                           15.1%

                  (c) Number of shares as to which the Reporting Persons have:

                           (i) Sole power to vote or to direct the vote - 3,612,708 (210,880 of the indicated
                                    beneficially owned shares consist of shares issuable upon exercise of warrants to purchase such shares)

                           (ii)     Shared power to vote or direct the vote - 0

                           (iii) Sole power to dispose or to direct the disposition of - 3,612,708 (210,880 of the indicated beneficially owned shares consist of shares issuable upon exercise of warrants to purchase such shares)

                           (iv) Shared power to dispose or to direct the disposition of - 0

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  NOT APPLICABLE


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  NOT APPLICABLE


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  NOT APPLICABLE

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  NOT APPLICABLE

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  NOT APPLICABLE

ITEM 10.          CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, Harris Corporation certifies that the information set forth in this statement is true, complete and correct.

                                            November    8, 2000
                                            -------------------
                                            (Date)


                                            HARRIS CORPORATION

                                            By: /s/ David S. Wasserman
                                               -----------------------------
                                            Name: David S. Wasserman
                                            Title: Vice President-Treasurer



                                            VFC CAPITAL, INC.


                                            By: /s/ David S. Wasserman
                                               -----------------------------
                                            Name: David S. Wasserman
                                            Title: Vice President-Treasurer

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------



                                  EXHIBIT INDEX

Exhibit
-------

Exhibit A:        Agreement of Joint Filing

--------------------------------------------------------------------------------
CUSIP NO. 00941 P 10 6                                     PAGE 7 OF 7 PAGES
--------------------------------------------------------------------------------



                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                            -------------------------

         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated November 8, 2000, containing the information required by Schedule 13G, for the 3,612,708 shares of the Common Stock of Airnet Communications Corporation held by VFC Capital, Inc.

Dated:   November 8, 2000

                                            HARRIS CORPORATION

                                            By: /s/ David S. Wasserman
                                               ------------------------
                                            Name:  David S. Wasserman
                                            Title: Vice President-Treasurer



                                            VFC CAPITAL, INC.


                                            By: /s/ David S. Wasserman
                                               ------------------------
                                            Name:  David S. Wasserman
                                            Title: Vice President-Treasurer